

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Kerry Massey
Executive Vice President and Chief Financial Officer
Diversicare Healthcare Services, Inc.
1621 Galleria Boulevard
Brentwood, TN 37027

> **Re: Diversicare Healthcare Services, Inc.**
> **Form 10-K filed February 28, 2019**
> **Form 8-K filed February 28, 2019**
> **File No. 001-12996**

Dear Mr. Massey:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Telecommunications